Exhibit 14

CONSENT OF QUALIFIED PERSON

Dana J. Rogers, P.E.
Lemley International
604 N. 16th Street
Boise, ID 83702
Tel: (208) 345-5226
Fax: (208) 345-5254
Email:  djrogers@lemleyinternational.com

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011 (the “Technical Report”) included in the 2012 Annual Information Form of NovaGold Resources Inc. dated February 12, 2013 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to my name and the use of the Technical Report which are included in the annual report on Form 40-F.

Dated this 11th day of February, 2013.

__/s/ Dana J. Rogers______________________ [Seal or Stamp]
Dana J. Rogers, P.E.